Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC V6M 2A3

Telephone: 604.648.1413

Facsimile:  604.688.2582

May 7, 2010

United States Securities and Exchange Commission

Division of corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry

# pages = 4

Re:

Freegold Ventures Limited

Form 20-F for the Year Ended December 31, 2008

Filed April 27, 2009

File No. 0-29840

Response to May 5, 2010 letter

Dear Sir:

Further to Securities and Exchange Commission (“SEC”) letter dated 5 May 2010, we write to provide the following amended 20-F A which includes the following responses for your review:

      1.

Controls and Procedures, page 113

The Company’s amended Form 20-F will disclose management’s conclusion as to the effectiveness of internal controls over financial reporting as detailed in Appendix I.

2.

             Independent Auditor’s report for the year ended December 31, 2006 from previous auditor.

The Company has included the previous auditor’s report for the year ended December 31, 2006 as attached. The Company confirms that the predecessor auditor consents to the use of this audit report and has performed the necessary procedures in AU Section 508, paragraphs 71 through 74, when reissuing the audit report.

Should you have any questions in regard to these matters we ask that you not hesitate to contact the undersigned at 1-604-648-1413.

Yours truly,

FREEGOLD VENTURES LIMITED

“Gord Steblin”

Gord Steblin - CFO

www.freeegoldventures.com

APPENDIX I

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were not effective due to the omission of management’s report on Internal control over Financial Reporting in our original Form 20-F filed on April 27, 2009.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Based on this evaluation, management has concluded that as of December 31, 2008, there are certain weaknesses in the design of its internal control over financial reporting.  The existence of these weaknesses is mitigated by the monitoring of senior management; however, management has also engaged the services of an external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Independent Auditors’ Report shareholders’ of

We have audited the consolidated statements of loss and deficit and cash flows of Freegold Ventures Limited (the “Company”) for the year ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated statements of loss and deficit and cash flows present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 8, 2007

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1(a) to the financial statements. Our report to the shareholders dated March 8, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 8, 2007